July 15, 2011
VIA EDGAR AND FEDEX
James Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	American Midstream Partners, LP Amendment No. 7 to Registration Statement on Form S-1 Filed July 13, 2011 File No. 333-173191
Dear Mr. Allegretto:
     Set forth below are the responses of American Midstream Partners, LP, a Delaware limited partnership (“American Midstream Partners,” “we,” “us,” or “our,”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 14, 2011, with respect to Amendment No. 7 (“Amendment No. 7”) to American Midstream Partners’ Registration Statement on Form S-1 filed with the Commission on July 13, 2011, File No. 333-173191 (the “Registration Statement”). Each response below has been prepared and is being provided by American Midstream Partners, which has authorized us to respond to the Staff’s comments on its behalf.
     Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 8 to the Registration Statement (“Amendment No. 8”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 8, together with three copies of Amendment No. 8 that are marked to show all revisions to the Registration Statement since Amendment No. 7.
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 8, unless indicated otherwise.
Risk Factors, page 14
We are subject to stringent environmental laws and regulations..., page 27
1.	We note that you have expanded your disclosure under the above risk factor subheading to discuss potential emissions violations at your Bazor Ridge processing plant during 2009 and 2010. Please provide this disclosure under a separate risk factor subheading. Please also expand the revised risk factor to address the risks associated with your investigation of potential emissions violations prior to November 2009, and your related indemnification of the prior owner of Bazor Ridge.
     Response: We have complied with the Staff’s comment. Please see pages 27 and 28 of Amendment No. 8.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 84
2.	Please tell us what consideration you have given to updating your Management’s Discussion & Analysis disclosure to discuss the potential emission violations at the Bazor Ridge plant, both in terms of any monetary exposure related to potential liability and management’s plan going forward with respect to emissions. For example, tell us whether management expects to install emissions controls regardless of any response received from the MDEQ or the EPA and, if so, how this will affect your capital expenditures with respect to Bazor Ridge going forward. Further, discuss how management plans to avoid similar violations at the same plant in 2011. If any such plan includes a reduction in the use of the Bazor Ridge plant or similar measure, please disclose how you expect this will impact your revenues.
     Response: We have revised our disclosure to include the requested disclosure. Please see pages 90, 91 and 104 of Amendment No. 8.

July 15, 2011

Business, page 114
Environmental Matters, page 137
Air Emissions, page 139
3.	Please expand your disclosure beginning on page 139 to provide additional context for your references to the Prevention of Significant Deterioration permit. For example, please disclose the general factors that necessitate obtaining the permit, the general costs and efforts associated with obtaining the permit and the consequences of obtaining the permit.
     Response: We have expanded our disclosure to include the requested information. Please see page 140 of Amendment No. 8.
4.	Please tell us your consideration of disclosing the contingencies regarding your compliance with the Clean Air Act in respect of the Bazor Ridge plant in accordance with ASC 855-10-50-2 and ASC 450-20-53 and providing the disclosures required by ASC 450-20-50-4 in the notes to your financial statements. Refer to ASC 855-10-45-4. In addition, please tell us your consideration of disclosing the information required by ASC 460-10-50 with respect to the indemnification provisions of the purchase agreement.
     Response: We have complied with the Staff’s comment. Please see pages F-19 and F-20 of Amendment No. 8.
Exhibit 10.9 Gas Processing Agreement
5.	Please provide your rationale for not including Exhibits A and B to Exhibit 10.9, or file these exhibits to your exhibit with your next amendment.
     Response: Exhibits A and B to Exhibit 10.9 were inadvertently omitted from Amendment No. 7. We have refiled Exhibit 10.9 and included the requested exhibits.
     Please direct any questions you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 4 to me at 713-220-4357.
Very truly yours,
/s/ Timothy C. Langenkamp
Timothy C. Langenkamp

cc:	Christopher F. Chase, Securities and Exchange Commission
Mara L. Ransom, Securities and Exchange Commission
Brian F. Bierbach, American Midstream GP, LLC
Edward O. Diffendal, American Midstream GP, LLC
G. Michael O’Leary, Andrews Kurth LLP
William N. Finnegan IV, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP